Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: November 7, 2016

BAKER HUGHES
GE Oil and Gas Overview
Supplemental Transaction Information
Selected Financial Information
November 7, 2016

Additional Information and Where to Find It In connection
with the proposed transaction between GE and Baker Hughes
Incorporated ("BHI"), Bear Newco, Inc. ("Newco") will
prepare and file with the SEC a registration statement on
Form S-4 that will include a combined proxy
statement/prospectus of Newco and BHI (the "Combined Proxy
Statement/Prospectus"). BHI and Newco will prepare and file
the Combined Proxy Statement/Prospectus with the SEC, and
BHI will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a
substitute for any proxy statement, registration statement,
proxy statement/prospectus or other documents BHI and/or
Newco may file with the SEC in connection with the proposed
transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO
READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY
STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY
AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY
STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BHI OR
NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED
TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT
INFORMATION. Investors and security holders will be able to
obtain free copies of the Combined Proxy
Statement/Prospectus and other documents filed with the SEC
by BHI and/or Newco through the website maintained by the
SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by
Newco and/or BHI with the SEC on BHI's website at
http://www.bakerhughes.com or by contacting BHI Investor
Relations at alondra.oteyza@bakerhughes.com or by calling
+1-713-439-8822.

No Offer or Solicitation This communication is for
informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the
solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or
the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction
or otherwise, nor shall there be any sale, issuance or
transfer of securities in any jurisdiction in contravention
of applicable law. No offer of securities shall be made
except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended, and
otherwise in accordance with applicable law.

Participants in the Solicitation GE, BHI, Newco, their
respective directors, executive officers and other members
of its management and employees may be deemed to be
participants in the solicitation of proxies in connection
with the proposed transaction. Information regarding the
persons who may, under the rules of the SEC, be deemed
participants in the solicitation of proxies in connection
with the proposed transaction, including a description of
their direct or indirect interests, by security holdings or
otherwise, will be set forth in the Combined Proxy
Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and
executive officers of GE is contained in GE's proxy
statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form
10-K for the year ended December 31, 2015, which was filed
with the SEC on February 26, 2016, its Quarterly Report on
Form 10-Q for the quarter ended September 30, 2016, which
was filed with the SEC on November 2, 2016 and certain of
its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of BHI is contained in
BHI's proxy statement for its 2016 annual meeting of
stockholders, filed with the SEC on April 11, 2016, its
Annual Report on Form 10-K/A for the year ended December 31,
2015, which was filed with the SEC on February 19, 2016, its
Quarterly Report on Form 10-Q for the quarter ended
September 30, 2016 which was filed with the SEC on October
25, 2016 and certain of its Current Reports filed on Form
8-K. These documents can be obtained free of charge from the sources indicated above

Caution concerning forward-looking statements This
communication contains "forward-looking" statements as that
term is defined in Section 27A of the Securities Act of
1933, as amended, and Section 21E of the Securities Exchange
Act of 1934, as amended by the Private Securities Litigation
Reform Act of 1995, including statements regarding the
proposed transaction between GE and BHI. All statements,
other than historical facts, including statements regarding
the expected timing and structure of the proposed
transaction; the ability of the parties to complete the
proposed transaction considering the various closing
conditions; the expected benefits of the proposed
transaction such as improved operations, enhanced revenues
and cash flow, synergies, growth potential, market profile,
customers' business plans and financial strength; the
competitive ability and position of the combined company
following completion of the proposed transaction, including
the projected impact on GE's earnings per share; the
projected future financial performance of GE Oil and Gas, BHI and Newco; oil and natural gas market conditions; costs and
availability of resources; legal, economic and regulatory
conditions; and any assumptions underlying any of the
foregoing, are forward-looking statements. Forward-looking
statements concern future circumstances and results and
other statements that are not historical facts and are
sometimes identified by the words "may," "will," "should,"
"potential," "intend," "expect," "endeavor," "seek,"
"anticipate," "estimate," "overestimate," "underestimate,"
"believe," "could," "project," "predict," "continue,"
"target" or other similar words or expressions.
Forward-looking statements are based upon current plans,
estimates and expectations that are subject to risks,
uncertainties and assumptions. Should one or more of these
risks or uncertainties materialize, or should underlying
assumptions prove incorrect, actual results may vary
materially from those indicated or anticipated by such
forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans,
estimates or expectations will be achieved. Important
factors that could cause actual results to differ materially from such plans, estimates or expectations include, among
others, (1) that one or more closing conditions to the
transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise,
including that a governmental entity may prohibit, delay or
refuse to grant approval for the consummation of the
proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the
required approval by the stockholders of BHI may not be
obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or BHI, or at
all; (3) unexpected costs, charges or expenses resulting
from the proposed transaction; (4) uncertainty of the
expected financial performance of the combined company
following completion of the proposed transaction; (5)
failure to realize the anticipated benefits of the proposed
transaction, including as a result of delay in completing
the proposed transaction or integrating the businesses of
GE, BHI and Newco; (6) the ability of the combined company
to implement its business strategy; (7) difficulties and
delays in achieving revenue and cost synergies of the
combined company; (8) inability to retain and hire key
personnel; (9) the occurrence of any event that could give
rise to termination of the proposed transaction; (10) the
risk that stockholder litigation in connection with the
proposed transaction or other settlements or investigations
may affect the timing or occurrence of the contemplated
merger or result in significant costs of defense,
indemnification and liability; (11) evolving legal,
regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price
changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time
to time in GE's and BHI's reports filed with the SEC,
including GE's and BHI's annual report on Form 10-K,
periodic quarterly reports on Form 10-Q, periodic current
reports on Form 8-K and other documents filed with the SEC.
The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of
this communication. Neither GE nor BHI undertakes any
obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are
cautioned not to place undue reliance on any of these
forward-looking statements.

Building GE Oil and Gas Focusing where technology makes the
difference ($ in billions) $148+ invested 30+ acquisitions

1994 2004 2007 2008 2011 2012 2013 2014 2015 Total OandG
orders $1 $4 $10 $10 $16 $19 $20 $20 $15 NuovoPignone Bently
Nevada vetcogray Sendex Hydril Wellstream Dresser WG Well
Support Naxys Lufkin Superior Ajax (Cameron) Reciprocating
Compression Advantec Veloca A Turbo Machinery company
Developed Service model and expanded in Inspection
Technologies Entered Subsea segment Expanded Capital
Drilling segment Expanded to Flow and Artificial Lift
Integrated and expanded sensing Expanded in Artificial and Rod
Lift segment Continue to build out capabilities to focus on
specific segments

Our Product Companies

GE Oil & Gas offers its customers a leading portfolio of advanced technology and optimization support across all oil and gas segments. We are a "fullstream" company, upstream to downstream, greenfield to brownfield, onshore and offshore.

2015 Revenues

$5.4B



TURBOMACHINERY SOLUTIONS

- Gas turbines
- Axial & centrifugal compressors
- Electric motor-driven compressors
- Turboexpanders and heat exchangers
- Modular LNG

$2.3B



DIGITAL SOLUTIONS

- Asset / vibration monitoring
- Pipeline integrity & inspection
- Non-destructive testing equipment & services
- Flow meters
- Installed sensing
- Leak detection
- Nuclear instrument

$2.2B



SURFACE

- Rod lift systems
- Electrical submersible pumps
- Downhole tools
- Surface wellheads
- Logging services
- Service and repair

$4.3B



SUBSEA SYSTEMS & DRILLING

- Subsea trees & wellheads
- Subsea power & processing
- Manifolds
- Flexible risers & flow lines
- BOPs
- Drilling systems

$2.2B



DOWNSTREAM TECHNOLOGY SOLUTIONS

- Steam turbines
- Recip. compressors
- High-speed recip. compressors
- Pumps, valves and fuel gas systems

Note: Revenues across product companies may not add to the total due to the use of rounded numbers. The mathematical aggregation of revenue reported for GE O&G's five sub-segments differs from revenue reported for GE O&G as a whole due principally to eliminations on inter-sub-segment sales of products and services, which are reflected as an adjustment to the revenue reported for GE O&G but not as an adjustment to the revenue reported for each of the five sub-segments. In addition, revenue and orders for GE O&Gs five sub-segments have been recast retrospectively (with no impact on GE O&G as a whole) to reflect the effect of internal realignments of individual businesses within GE O&G.

5

Turbomachinery Solutions

- ✓ Technology leader with strong differentiation
- ✓ Attractive service business – 10-20+ year contracts
- ✓ GE store: Advanced Manufacturing, Aeroderivatives Gas Turbines, Predictive Analytics, technology from Aviation & Power

Key offerings




Gas Turbines Nuovo Pignone

- Heavy duty
- Aeroderivative
- Industrial




Centrifugal compressors Nuovo Pignone



Small-scale & modular liquefied natural gas



Long-term service agreements Nuovo Pignone



Transactional services Nuovo Pignone

Applications



Large scale liquefied natural gas



Offshore power & processing



Oilfield power & gas (re)injection



Pipeline Compression



Small-scale modular LNG

Business drivers

New Units

~55% 2015 Revenues



- Greenfield projects: liquefied natural gas, offshore, onshore fields, pipelines
- Brownfield extensions and upgrades
- Delivery ~2 years after order/final investment decision

Aftermarket Services

~45% 2015 Revenues



- Long-term agreements (55%) … typically signed with equipment award
- Transactional and event-based (45%)

6

Digital Solutions

- ✓ Leading positions in high-tech niches
- ✓ Cutting-edge next-gen measurement and controls
- ✓ GE store: Sensing, Robotics, Controls, Predix, Asset Performance Management

Core Industries

OIL & GAS

40%







POWER GEN

30%







AEROSPACE 8%

OTHER 22%

Product Line Platforms

Condition Monitoring

- Monitors
- Field devices
- Tech support
- System 1® software
- Machinery diagnostics

Control Solutions

- Control system upgrade/retrofit projects
- Parts and services
- Cyber security
- Software and HMIs
- Mechanical solutions

Inspection Technologies

- Ultrasonic, eddy current
- Remote visual
- CR/DR, X-Ray, CT
- Software

Measurement & Sensing

- Sensors
- Nuclear instrumentation
- Flow (Panametrics)
- Gas and moisture
- Pressure (Druck)

Pipeline Solutions (PII)

- Inspection services O&G transmission pipelines
- Integrity data analysis & engineering
- Software tools
- Remote monitoring

Software & Services

- Software platform apps
- GE Predix technology
- Plant-wide machinery health services
- Repair & calibration svcs
- Inspection services

7

Surface

- ✓ Short-cycle, service focused offerings, expanding presence in unconventionals
- ✓ GE store: Material Science for seals and coatings, High Temperature electronics

	Key offerings	Major customers	'15 Revenue profile	Key brands
Production solutions 	• Artificial Lift – Electrical submersible pumps – Rod lift systems – Progressing cavity pumps • Well services – Production & cased hole logging services, E-line, slickline – Pipe Recovery & perforation	✓ International, National, & Independent Oil Companies ✓ E&P operators	NAM ~55% RoW ~45%	LUFKIN Wood Group Well Support
Evaluation & optimization 	• Downhole tools • Drilling measurements & sensing • Monitoring & completion systems	✓ E&P operators ✓ Oilfied service companies	NAM ~25% RoW ~75%	Sondex Field Vantage
Pressure control 	• Well control equipment • Surface wellheads • Production trees • Frac rentals & flowback	✓ Mostly Onshore ✓ International, National, & Independent Oil Companies ✓ E&P operators	NAM ~35% RoW ~65%	vetcogray Wood Group Well Support

8

Subsea Systems & Drilling

- ✓ Long-cycle, high technology segment
- ✓ Industry first: 20K PSI BOP, Performance based contracts
- ✓ GE store: Subsea Processing and Power, Flow assurance, Aviation product governance







	Key offerings	Major customers	Business drivers	Key brands
Subsea Production Systems & Services	• Trees, Manifolds & Connections • Controls & Actuators • Wellheads, Connectors & Pipes • Power & Processing • Life of field management • Well construction & intervention	✓ International, National, & Independent Oil Companies ✓ Specialized developers	• Subsea project FIDs ... greenfield & brownfield • Mid-life upgrades ... electrical submersible pump. controls • Well intervention and workover campaigns	vetcogray
Wellstream flexible pipes	• Flexible production risers, flowlines & jumpers • Riser integrity management	✓ International, National, & Independent Oil Companies ✓ Engineering & Procurement Compaies	• Adoption of flexible risers for FPSO projects • Riser integrity management activity	Wellstream
Drilling products & services	• Blowout Preventers (BOPs) • Marine drilling risers • BOP controls & monitoring • Inspection & repair services • Long-term service agreements	✓ Drilling companies ✓ International, National, & Independent Oil Companies	• Deepwater drilling vessel newbuilds/upgrades • Post-Macondo BOP standards • Inspection & certification • Adoption of performance based service agreements	HYDRIL

9

Downstream Technology

- ✓ Large Installed Base
- ✓ More Stable through cycles
- ✓ GE store: Rotating Equipment Technology, Predictive Analytics, Steam Turbines Tech

Key offerings



Downstream Products & Services (DP&S) Nuovo Pignone
- Steam turbines
- Reciprocating compressors
- Services & diagnostics



Flow & Process Technologies (F&PT) DRESSER
- Valves
- Pumps
- Regulators & Actuators



Reciprocating compression SUPERIOR AJAX
- High speed compressors
- Ajax integral & separable compressors
- Modular CNG solutions

Applications



Refining, Petrochem & Fertilizers


IST
PVS
F&PT

Process & general industrial



Compression for upstream oil & gas

Major customers

Oil Companies
- ✓ International
- ✓ National
- ✓ Independent

Petrochemical companies

General industrial companies

Business drivers

- **DP&S**: project business + aftermarket for refineries, petrochem & fertilizer plants
- **F&PT**: project + flow for downstream & process industries
- **Reciprocating compressors** … mainly upstream … gas lift, natural gas for power generation. Shale gas infrastructure levered

10

The GE Store

IN GE, EVERY BUSINESS CAN SHARE & ACCESS THE SAME TECHNOLOGY, MARKETS, STRUCTURE & INTELLECT. GOVERNED BY CULTURE & SIMPLIFICATION.

✓ **GE Store principle:**
- Contribute
- Crowdsource
- Collaborate

✓ **Insourced components:**
- Alternators and computational fluid dynamics from Aviation
- Turbine technology from Oil & Gas + Marine to Transportation
- Ceramic Matrix Composites (CMCs), from Oil & Gas to Aviation
- And more ...

✓ **Cross-industry technology**

Supported by GE Capital:

- **Financing infrastructure investments**



POWER
Combustion science and services, installed base
ENERGY CONNECTIONS
Electrification, controls and power conversion technology
RENEWABLE ENERGY
Sustainable power systems and storage
OIL & GAS
Services and technology—a first-mover in growth regions
TRANSPORTATION
Engine technology and localization in growth regions
LIGHTING
LED is gateway to energy efficiency
HEALTHCARE
Diagnostics technology—a first-mover and anchor in growth markets
AVIATION
Advanced materials, manufacturing, and engineering productivity
GLOBAL GROWTH ORGANIZATION
GLOBAL RESEARCH
CULTURE & SIMPLIFICATION
GE DIGITAL (Predix)
GE CAPITAL (Financing)

11

GE O and G - financial summary
($ in billions)
Summary financials   Orders by geography (FY'15)
2013     2014    2015
Orders   19.9    20.1     15.1
Equip.   10.9    10.2     6.6
Svcs.    9.0     9.9      8.5
Revenue  17.3    19.1     16.5
YoY variance%    10.1%    (13.8%)
Middle East, North Africa and Turkey
~15%
Asia
~16%
NAM
~27%
Latin America
EBITDA%-a)
16.4%    17.5%   18.4%
3.3
Sub-Saharan Africa
~12%
Russia and CIS
Europe
~14%
EBITDA-a)
2.8
3.0
~4%
~12%
Backlog
$23.9    $25.0   $22.9    $21.6
FY'13    FY'14   FY'15
Equipment
Services
13.0     12.0    9.5      7.2
10.9     12.9    13.4     14.4
FY'13    FY'14   FY'15    3Q'16 YTD
Resilient service revenue stream ~2x margin vs Equipment
Note: See footnotes hereto included on page 21, which are an integral part of the selected financial data. (a- Non-GAAP
measure, EBIT is equivalent to Segment Profit

Supplemental Transaction Information

Summary of transaction structure

GE contributes GE Oil and Gas and $7.4B of cash, and BHI
transfers its business to the Partnership:
-- BHI transfers 100% of its assets and liabilities to a
newly formed Partnership in exchange for 37.5% of its equity owned through a newly NYSE listed corporation ("new Baker
Hughes")
-- GE transfers its Oil and Gas business and $7.4B of cash in exchange for 62.5% of its equity
-- GE's $7.4B cash to the Partnership to be used to fund a
$17.50 per share dividend to the existing Baker Hughes
shareholders
There will be no incremental net debt on new Baker Hughes or the Partnership as a result of the transaction
-- Neither the Operating Partnership nor BHI will incur any
debt to fund the $17.50 special dividend
-- It is currently expected that the ratings of the new
Baker Hughes will be A+ from SandP and A3 from Moody's At the closing of the transaction, the Baker Hughes shareholders
will receive Class A shares in the new Baker Hughes on a
one-for one basis (representing their 37.5% Ownership) and
GE will receive Class B shares (which represents its 62.5%
voting ownership)
At the closing of the transaction, the " float" of new Baker
Hughes will be substantially the same as it was immediately
prior to the transaction
-- Baker Hughes shareholders will receive 100% of the class
A shares, which will represent 100% of the free float
The Class B shares held by GE will be subject to the
restrictions in the Stockholders Agreement
62.5%
Shareholders
$17.50/sh dividend 100%
Newco, Inc. (NYSE listed)
37.5%
$7.4B cash
Baker Hughes, a GE company (operating partnership)
GE Oil and Gas
+ $7.4B cash
Both Baker Hughes, a GE Company and NYSE listed Baker
Hughes will file public financials

Overview of Shareholders' protections
Board Composition
"New" Baker Hughes board will consist of 9 directors; 4
designated by Baker Hughes and 5 designated by GE
-- GE designees: Jeff Immelt, GE Chairman and CEO, will serve as "New" Baker Hughes Chairman + 4 other directors
-- BHI designees: Martin Craighead, Baker Hughes Chairman and
CEO, will be "New Baker Hughes" Vice Chairman + 3 other
independent directors
Standstill
Five-year standstill restriction on purchases of "New" Baker
Hughes shares by GE
Squeeze-out Transactions
Majority of minority stockholder approval condition
Approval of Special Committee of independent non-GE directors
Restrictions on Transfer to Third Parties
Two-year lock-up on transfer or sale of any "New" Baker
Hughes shares (includes tax free spin / split-off / RMT),
except to GE affiliates, unless approved by the Special
Committee of independent non-GE directors After year 2,
permitted to sell in a widely distributed public offering or in connection with the sale of the entire company to a third party
GE Non- Compete
GE will not compete in the oil and gas business from the
closing until the expiration of a period of 2 years
following the date on which GE no longer controls "New"
Baker Hughes, subject to certain exceptions Source:
https://www.sec.gov/Archives/edgar/data/808362/0000950103160
17539/dp69954_8k.htm

2018 New Baker Hughes Pro-forma EBITDA-a)
($ in billions)
~$5.2B
~18.3%
EBITDA Margin
~$5.5B
~19.4%
EBITDA Margin
~$6.4B
~21.5%
EBITDA Margin
As presented on 10/31     Adjusted Normalized run-rate
GE Oil and Gas     $2.4     $2.4    $2.4
Baker Hughes     2.4      2.4     2.4
Cost Synergies   0.6      0.6     0.6
Rev. Synergies   0.1      0.1     0.4
Restructuring
costs / other    (0.3)    -       -
         -$5.2   -$5.5    -$6.4
(a- GE O and G and Baker Hughes estimates; non-GAAP measure
Note: See footnotes hereto included on page 21, which are an integral part of the selected financial data.

Deal valuation overview
($ in billions)
Combined value     Implied Price/sh   Valuation Benchmark
BHI market cap-a)   $23.4
GE Oil and Gas   $28.5
Equity Value  $51.9
Plus: Synergy PV  $13.7
Total New BHI  $65.6
-$55
'18E EBIT $1.8B @ 15.8x
'18E EBITDA $2.4B @ 11.8x

18x EBITDA/EBIT   Through the cycle EBITDA/EBIT %
Average:
OFSE - b)
-11.8x/-18.3x
20% / 17%
OFS-c)
-9.3x/-16.8x
20% / 13%
Value to BHI shareholders
BHI share (37.5% x $65.6B)
$24.6
~$58
Cash dividend
$7.4
Total value to BHI
$32.0
~$76
Total premium:   ~37%
GE O and G selected competitors
Siemens Dover Weir
Flowserve
Honeywell Emerson Dril-Quip
Roper
FMC Technologies Aker Solutions Schlumberger
NOV
(a- Based on undisturbed price
(b- OFSE benchmark includes FMC, Dril-Quip, NOV, Weir, Flowserve
(c- OFS benchmark includes Schlumberger, Halliburton, Baker
Hughes, Weatherford

Selected Financial Information

GE Oil and Gas selected financial data
($ in millions)
Revenue ($MM)
FY'13 17,341
FY'14 19,085
FY'15 16,450
3Q'15 YTD 12,096
3Q'16 YTD 9,497

Segment Profit / EBIT ($MM)-a)
2,357    2,758   2,427    1,712   981
Segment Profit Margin / EBIT-a)
13.6%    14.5%   14.8%    14.2%   10.3%
Depreciation and Amortization ($MM)
481      585     596      451     434
EBITDA ($MM)-a)
2,838    3,343   3,023    2,163   1,415
EBITDA %-a)
16.4%    17.5%   18.4%    17.9%   14.9%
Capex % of revenue
4.2%     3.4%    3.2%     3.3%    3.2%
Note: See footnotes hereto included on page 21, which are an integral part of the selected financial data. (a- non-GAAP
measure

GE Oil & Gas selected financial data

($ in millions)

	FY'13	FY'14	FY'15	3Q'15 YTD	3Q'16 YTD
Revenue ($MM)	17,341	19,085	16,450	12,096	9,497
Equipment	8,852	10,158	8,329	6,182	4,403
Services	8,488	8,926	8,121	5,914	5,093
Sub Segment Revenue ($MM)					
Turbomachinery Solutions	5,369	5,787	5,431	3,723	3,123
Digital Solutions	3,131	2,478	2,333	1,701	1,579
Surface	2,468	3,208	2,192	1,736	1,021
Subsea Systems & Drilling	4,115	4,893	4,304	3,289	2,216
Downstream Technology Solutions	2,295	2,705	2,216	1,664	1,603
Backlog ($MM)	23,869	24,990	22,862	23,125	21,597
Equipment	13,017	12,049	9,454	10,460	7,152
Services	10,851	12,942	13,408	12,665	14,445
Orders ($MM)	19,945	20,072	15,137	11,809	7,740
Equipment	10,935	10,183	6,618	5,397	2,389
Services	9,010	9,888	8,519	6,412	5,351
Sub Segment Orders ($MM)					
Turbomachinery Solutions	6,248	6,904	5,088	4,250	2,649
Digital Solutions	3,329	2,570	2,300	1,647	1,553
Surface	2,572	3,291	2,008	1,601	1,087
Subsea Systems & Drilling	5,566	4,340	2,962	2,375	1,005
Downstream Technology Solutions	2,230	2,967	2,778	1,935	1,446

Note: See footnotes hereto included on page 21, which are an integral part of the selected financial data.

20

GE Oil and Gas selected financial data

Notes
o Revenue and Segment Profit represent reported
amounts disclosed as industrial operating segment results
within General Electric Company's annual and quarterly SEC
filings, which are prepared in conformity with U.S.
generally accepted accounting principles. Such information
has been prepared solely for purposes of consolidation by
GE, and not for stand-alone financial reporting purposes.

o Segment revenues include revenues and other income related to the segment. Segment profit is determined based on
internal performance measures used by the Chief Executive
Officer (CEO) to assess the performance of each business in
a given period. In connection with that assessment, the CEO
may exclude matters such as charges for restructuring;
rationalization and other similar expenses; acquisition
costs and other related charges; technology and product
development costs; certain gains and losses from
acquisitions or dispositions; and litigation settlements or
other charges, for which responsibility preceded the current management team. For each of the years ended December 31,
2013, 2014 and 2015 and for each of the nine-month periods
ended September 30, 2015 and 2016, excluded net charges
(pre-tax) aggregated $0.2B, $0.2B, $0.5B, $0.4B and $0.7B,
respectively. The charges in 2015 and 2016 predominately
relate to restructuring, rationalization and other similar
expenses. Intercompany transactions are reflected in Revenue and Segment Profit on the basis of GE policies and
procedures.

o Segment profit excludes the portion of earnings or loss
attributable to non-controlling interests of consolidated
subsidiaries, and as such only includes the portion of
earnings or loss attributable to our share of the
consolidated earnings or loss of consolidated subsidiaries.
Segment profit also excludes interest and other financial
charges and income taxes. For purposes of this presentation, segment profit may also be referred to as EBIT. Certain GE
corporate costs, such as shared services, employee benefits
and information technology are allocated to our segments
based on usage. A portion of the remaining corporate costs
is allocated based on each segment's relative net cost of
operations.

o Revenue, Sub-Segment Revenue and Segment Profit reflect
the historical operations of acquired businesses from their
date of acquisition and the historical operations of
divested businesses through their date of disposal. Such
activities include, but are not limited to:

- the Advanced Sensors and Wayne dispositions within Digital
Solutions on December 19, 2013 and June 20, 2014,
respectively;

- the Industrial Air and Gas Technology disposition and the
Reciprocating Compression acquisition within Downstream
Technology Solutions on June 30, 2015 and June 2, 2014,
respectively;

- the Lufkin acquisition within Surface on July 1, 2013; and

- the Salof acquisition within Turbomachinery Solutions on
May 31, 2013, respectively.

o The mathematical aggregation of revenue reported for GE
O and G's five sub-segments differs from revenue reported for GE
O and G as a whole due principally to eliminations on
inter-sub-segment sales of products and services, which are
reflected as an adjustment to the revenue reported for GE
O and G but not as an adjustment to the revenue reported for each of the five sub-segments. In addition, revenue and
orders for GE O and Gs five sub-segments have been recast
retrospectively (with no impact on GE O and G as a whole) to reflect the effect of internal realignments of individual
businesses within GE O and G.

GE